UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission file number: 001-39259

China Liberal Education Holdings Limited

7th Floor, Building 5, No. 2 Zhenxing Road,

Changping District, Beijing,

People’s Republic of China 102299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 31, 2024, China Liberal Education Holdings Ltd (the "Company") entered into a warrant exchange agreement (the "Warrant Agreement") with certain holders of 320,000,000 warrants with customary anti-dilution clauses, each of which is exercisable to purchase three-fourths (3/4) ordinary shares of the Company with a par value of $0.225 (the "Ordinary Shares"), after taking into account the effectuation of reverse stock split on December 24, 2024 and the reset adjustment on December 30, 2024, pursuant to the Warrant Agreement, and which, collectively, are exercisable to purchase 240,000,000 Ordinary Shares in total (the "Exchange Shares"), at $0.60 per share of the Company (the "Offering"). According to the Warrant Agreement, the warrant holders agreed to surrender 320,000,000 Warrants for cancellation and the Company agreed, in exchange, to issue an aggregate of 240,000,000 Ordinary Shares to the Holders (the "Exchange Shares"). The Exchange Shares are being made pursuant to an effective prospectus supplement filed with the Securities and Exchange Commission on December 23, 2024, which offered the shares issuable upon the exercise of the Warrants.

Upon the closing of the Exchange Shares and as of the date of this report, the total number of outstanding Ordinary Shares of the Company are 269,325,176 shares, of which approximately 251,964,865 shares are free trading shares.

All offers were made only by means of a prospectus, including a prospectus supplement pursuant to the Company's effective shelf registration statement and base prospectus contained therein. The shelf registration statement on Form F-3 (File No. 333-233016) relating to the Offering was previously filed with the U.S. Securities and Exchange Commission (the "SEC") and declared effective on July 21, 2023. A prospectus supplement related to the Offering was filed with the SEC on December 23, 2024.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: January 27, 2025	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Co-Chief Executive Officer and Chairperson of the Board of Directors

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